Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N
Telephone: +47-22 5
Telefax: +47-22 5
www.orkla.com

Ref.:
Rune Helland, VP Investor Relations, Tel.: +47 22 54 44 11
Siv Merethe Skorpen, AVP Investor Relations, Tel.: +47 22 54 44 55

Date: 21 October 2005

ORK – Release of material regarding third quarter on 28 October 2005

Orkla will report third quarter results on Friday 28 October 2005. The results will be available at 8.00 a.m. Norwegian time, and will be presented to investors and analysts in the following ways:

1) Material

PowerPoint-presentation, spreadsheets and quarterly report will be available on Orkla's Internet pages www.orkla.com at 8.00 a.m. Norwegian time.

2) Streaming - in Norwegian

Both the presentation that takes place in Oslo (Vika Atrium Konferansesenter, Munkedamsvn. 45) at 09.00 a.m. Norwegian time, and the following Q&A-session will be given in Norwegian and streamed directly to Orkla's Internet pages www.orkla.no. For registration to the presentation in Oslo, send an e-mail to info@orkla.no.

3) Speaker's notes in English

The speaker's notes in English will be published on www.orkla.com shortly after the presentation in Oslo is finished.

4) Conference call in English

The conference call starts at 3.00 p.m. Norwegian time. A short presentation of the Q3 results will be given before the Q&A-session commences.
Investors and analysts who wish to participate should call +47 23 00 04 00 and ask the operator for the Orkla presentation. Norwegian-based investors and analysts should dial 800 80 119. Please state your name and company. Press * followed by 1 to queue up for questions. Press * followed by 0 to contact the operator.

The conference will also be distributed directly on Orkla's Internet pages www.orkla.com and First Call, and will be available for on demand at Orkla's internet pages and First Call after the conference.

"Exemption No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA

www.orkla.no

P. O. Box 423 Skøyen, N-0213 Oslo Tel. +47 22 54 40 00 E-mail: info@orkla.no

Ref.:
Rune Helland, Vice President, Investor Relations, Tel: + 47-22 54 44 11
Siv Merethe Skorpen, AVP Investor Relations, Tel.:+ 47-22 54 44 55

Date: 20 October 2005

ORK – Notifiable trade in shares in a group company

Company closely associated with Orkla ASA has on 19 October 2005 purchased 129,331 shares in the Polish subsidiary Kotlin Sp.z.o.o at a price of PLN 35 (corresponding to NOK 68.25) per share.

The shares were purchased directly from the other main shareholder in the company.

After this transaction, Orkla ASA owns indirectly through wholly-owned subsidiary 566,606 shares in Kotlin (corresponding to 88.69 %).

This notification has been provided pursuant to the new mandatory requirement in section 3-1, first paragraph, second sentence and section 1-4 no. 4 of the Securities Trading Act to notify the Norwegian stock exchange of any trade by close associates (including subsidiaries) in shares in companies within the same group.